CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

1290 FUNDS TRUST

This Certificate of Amendment to Certificate of Trust of 1290 Funds Trust (the “Trust”) is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the “State Office”) on March 1, 2013, pursuant to the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 et seq. (the “Act”).

The undersigned hereby certifies as follows:

1.	The name of the Trust is 1290 Funds Trust.

2.	The name of the Trust is hereby changed to 1290 Funds.

3.	This Certificate of Amendment to Certificate of Trust shall become effective upon filing with the State Office.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust in accordance with Section 3811 of the Act.

/s/ Steven M. Joenk
Steven M. Joenk Trustee